SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of a letter dated December 4, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

TELECOM ARGENTINA S.A.

CALL FOR THE ORDINARY GENERAL SHAREHOLDERS’ MEETING

It was resolved to summon for an Ordinary General Shareholders’ Meeting to be held on December 28, 2017, at 10 a.m. on first call, and at 11 a.m. on second call at the corporate offices at Ave. Alicia Moreau de Justo N° 50, Ground Floor, City of Buenos Aires, in order to consider the following items:

AGENDA

1.	Appointment of two shareholders to approve and sign the Meeting Minutes.

2.	Consideration of the approval of the Medium Term Note Program (“The Program”), consistent in the issuance and re-issuance of Notes which will be simple, non-convertibles into shares according to Law Nº 23,576, modified by Law Nº 23,962, and other amendments and complementary rules (“Ley de Obligaciones Negociables”), under which during its validity it will be able to release one or more series and/or classes, with the power to issue or re-issue series and or classes, for up to a maximum amount outstanding as of the date of issuance of each class or series of three thousand million American dollars (US$ 3,000,000,000.-) or its equivalent in other currencies or value units permitted by the applicable rules, with a fixed, floating or zero coupon interest rate or with any other retribution over capital that the Board of Directors determine, with the minimum and maximum terms of amortization that the applicable rules allows denominated in pesos, in American dollars or any other currency or value unit allowed by the applicable rules, with or without the adjustment clauses or references to indexes that those rules allow; with common guarantee.

The term of validity of the Program will be the maximum allowed by the applicable rules as of the date of the authorization by the Argentine Securities & Exchange Commission, that as of today is for 5 years or any other extension authorize by such Commission. The destination of the funds obtained by the placement of the notes will be to any of the allowed by the “Ley de Obligaciones Negociables”. Application for authorization for the Program and the Public Offer of classes and or series that will be issue under the same to the Argentine Securities & Exchange Commission. Application for authorization for the listed and/or negotiation of the Notes that will be issue under the Program to the Bolsas y Mercados Argentinos S.A. through the Buenos Aires Stock Exchange and to the Mercado Abierto Electrónico S.A. and / or any stock market in Argentina and/ or from abroad.

3.	Delegation into the Board of Directors of broad powers to determine and modify the terms and conditions of the Program within the maximum outstanding amount authorized by the Shareholders’ Meeting, as well also to establish the opportunities of issuance and re-issuance of the corresponding Notes to each series or class to be issued under it and all of the conditions of issuance and re-issuance, within the maximum amount and the terms of amortization set by the Shareholders’ Meeting, including, with no limiting character, law and applicable jurisdiction; date and issuance currency; nominal value, price, interest rate, form and conditions of placement and payment conditions; issuance in cartulary form or book-entry of one or more classes or series; characteristics of the titles or representative certificates of the notes; use of proceeds; election of the Trust, if there was any, and the agents of any type that correspond, including registration, placement, calculation of payment of each series or class, if there were, and to prepare, negotiate, approve, subscribe and submit all the contracts and documentation necessary to implement the Program and the series or classes under it; to request to the agencies and respective markets from the country and from abroad that the Board of Directors determine the authorizations of the public offer and pricing or listing and negotiation of the Program and of one or more of the classes or series of the Notes that will be issue within the framework of it, and to appoint attorneys to act in the files related to the decisions adopted by the Shareholders’ Meeting with respect to the Program. Authorization for the Board of Directors to sub-delegate in some of their members and/or in officials of the first managerial line, the powers delegated by the Shareholders’ Meeting according to what it is forseen in Section 1, article c) from Chapter II, Title II and Section 44, article b) from Chapter V, Title II from the Rules of the Argentine Securities & Exchange Commission.(New Text 2013).

THE BOARD OF DIRECTORS.

Note 1: To be able to attend the Shareholders’ Meeting, shareholders of Class B and Class C are required to deposit their book-entry shareholding certificates issued for that purpose by Caja de Valores S.A., no later than three business days prior to the date of the Shareholders’ Meeting, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. Within that term and hours, the shareholders of book-entry Class A Shares must accuse an attendance communication to the Shareholders´ Meeting. The deadline to submit the share certificate is December 21, 2017, at 5 p.m.

Note 2: Hard copies of documentation to be discussed at the Shareholders’ Meeting, including the proposals of the Board of Directors in relation to the subject to be considered, could be consulted at Telecom Argentina’s website: www.telecom.com.ar. Notwithstanding, printed copies can be taken from the place and time indicated in Note 1.

Note 3: Pursuant to the provisions of article 22 of Chapter II, Title II of CNV Rules, at the time of registration and at the time of attending the Meeting, all the details of the shareholders and their representatives should be submitted. Legal entities and other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II of the CNV Rules.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of Section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 5: Shareholders are requested to be present no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Book.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE SHAREHOLDERS’ MEETING REGARDING THE ITEMS OF THE AGENDA.

Proposal for the First item of the Agenda:

It is proposed to the Shareholders’ Meeting “the designation of the two shareholders that register the higher number of shares to participate in the Meeting and to approve and sign the Minutes”.

Proposal for the Second item of the Agenda:

It is proposed to the Shareholders’ Meeting to approve the Medium Term Note Program, for a maximum total outstanding amount under the Program of up to US$ 3,000,000,000.- or its equivalent in other currencies, with the remaining characteristics indicated in the Second item of the Agenda.

Proposal for the Third item of the Agenda:

It is proposed to the Shareholders’ Meeting to delegate into the Board of Directors the powers mentioned in this item of the Agenda with respect to the Medium Term Note Program considered when treating the Second item, giving to the Board of Directors the powers to sub-delegate those powers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	December 4, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations